

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Jon Kessler
President and Chief Executive Officer
HealthEquity, Inc.
15 W. Scenic Pointe Dr., Ste. 100
Draper, Utah 84020

> **Re: HealthEquity, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 3, 2014**
> **CIK No. 0001428336**

Dear Mr. Kessler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further

comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3. With respect to all third-party statements in your prospectus - such as statements by the Consumer Driven Market Report and the 2014 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc. - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

4. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

5. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

6. Please state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Prospectus Summary, page 1

Overview, page 1

7. Please provide support for the statement that "over 55 million consumers" represents "approximately 30% of the under-age 65 privately insured population in the United States."

8. Please provide support for the statement that "[]n the past two years, while the number of consumers nationally with HSAs has grown annually by less than 20%, [you] have grown [y]our HSAs at a 42% compounded annual growth rate, significantly increasing [y]our market share. Please also provide support for the statements that "[t]he number of HSAs has grown from 4.9 million in 2009 to 10.7 million in 2013. During this time, the number of people in high deductible health plans, or HDHPs, that are eligible to be coupled with HSAs, which [you] refer to as HSA Plans, grew from 8.0 million to 15.5 million. Despite this growth, the market remains significantly under-penetrated as this implies only 9% penetration of the under-age 65 U.S. private health insurance market."

9. Please provide further details regarding the "provisions in the Patient Protection and Affordable Care Act of 2010, or the PPACA, that drive employers to offer, and consumers to purchase, affordable insurance," which you believe will cause HSA growth to accelerate.

The Offering, page 12

10. We note that Berkley Capital Investors, L.P. currently hold 37.3% of your outstanding shares, and that each of Frank T. Medici and Thomas H. Ghegan, your directors, can be deemed to beneficially own such shares. Please disclose, here or elsewhere in the Prospectus Summary, the ownership percentages of such shareholders following the offering, as well as, if applicable, please confirm if you plan to rely on the "controlled company" exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market, as applicable. Please also add appropriate risk factor disclosure regarding your status as a controlled company, if applicable. Please also briefly describe the history of Berkley's involvement in your business.

Risk Factors, page 17

11. Please delete the third sentence of the introductory paragraph of this section, as well as the reference to "additional risks and uncertainties not presently known to us or that we currently believe to be immaterial." All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

12. Please include a risk factor discussing the risks associated with threats to your cyber-security. In this regard, we note your disclosure on page 18 that you "were exposed to

risks relating to the 2013 theft of payment card numbers housed in Target Corporation's point of sale system."

Special Note Regarding Forward-Looking Statements and Industry Data, page 42

13. Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified the accuracy and completeness of this information. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Capitalization, page 47

14. Please separate the line item cash and cash equivalents with a double underline from the capitalization section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 68

15. We note that you expect to increase your capital expenditures in fiscal year 2015 compared to fiscal year 2014. Please revise to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and net proceeds from this offering. Please also address the impact that your acquisitions, as opposed to solely organic growth, have had and are expected to have on your results of operations, including revenues and costs. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Business, page 78

Company Overview, page 78

16. Please provide support for the statement that you are "a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions," including an indication of the metrics used in making such determinations, as well as your belief that "traditional health insurance's inability to impact long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information."

Our Opportunity, page 80

17. We note your statement that only 3% of HSA accounts include investments today. Please provide the rationale for your belief that the number of HSA accounts including investments will increase in the future.

Our Competitive Strengths, page 82

Complete Solution for Managing Consumer Healthcare Saving and Spending, page 83

18. We note your statement that "[o]n average, every month 28% of our members sign into [y]our platform and 13% reach out to one of [y]our advisors." We also note your statement that "[y]our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings." Please provide further details regarding the ways and frequency with which your users utilize the multi-functional nature of your platform.

Differentiated Consumer Experience, page 84

19. Please provide further details regarding how your "Teachable Moments" helped you generate more than $100 million in additional HSA deposits in fiscal year 2014.

Large and Diversified Channel Access, page 84

20. Please provide further details regarding your "B2B2C" channel strategy, including the structure of such strategy and the reasons you believe such strategy is effective. Please also discuss how such strategy impacts the growth strategy discussed on pages 86-89, including how it impacts growth through increasing the number of HSA Members as opposed to increasing the number of Network Partners.

Our Products and Services, page 89

21. Please provide further disclosure regarding your investment advisory services, including your relationship with the brokers who provide such services and what types of investments are involved.

Our Competitive Landscape, page 91

22. We note that as of January 31, 2014, you estimated that you have a market share of over 8%, and are among the five largest HSA custodians by market share. Please provide further information regarding the market share of other four largest HAS custodians.

Facilities, page 95

23. We note your disclosure on page 33 regarding a back-up site in Texas. Please revise your disclosure here to discuss this site, or tell us why such disclosure is unnecessary.

Management, page 97

24. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

Executive Compensation, page 102

Compensation of the Named Executive Officers, page 102

25. We note that Stephen D. Needleman, M.D., served as your Chief Executive Officer until "January 2014." We also note that Item 402(m)(2) requires disclosure of compensation regarding (i) "all individuals serving as [your] principal executive officer ("PEO") [. . .] during the last completed fiscal year," and (ii) the "two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year." Please advise or revise your compensation disclosure accordingly. Please see Regulation S-K Compliance and Disclosure Interpretation 117.06, available on our website.

Narrative to Summary Compensation Table, page 102

26. We note that you plan to enter into post-IPO employment agreements with each of your named executive officers. If known, please describe the material terms of such agreements. Please see Item 402(o) of Regulation S-K.

Annual Bonus Plan, page 103

27. Please disclose the revenue, earnings before interest, taxes, depreciation, and amortization and assets under management at the end of the fiscal year targets utilized in the year ended January 31, 2014, the actual revenue, earnings before interest, taxes, depreciation, and amortization and assets under management achieved in the year ended January 31, 2014, the amount of any payouts, and the manner in which the payouts, if any, were made. Please refer to Item 402(b) of Regulation S-K.

28. Please disclose the individual and team goals for each executive, as well as provide further details regarding how the President and Chief Executive Officer and/or the Compensation Committee determine that such goals are met.

Certain Relationships and Related Party Transactions, page 117

Independent Contractor Agreement, page 120

29. We note that you entered into an independent Contractor Agreement with Healthcharge Inc. in March 2009, and that Jon Kessler, your President and Chief Executive Officer, was the Executive Chairman and the Chairman of Healthcharge Inc. at such time. Please confirm if Mr. Kessler is still the Executive Chairman and the Chairman of Healthcharge Inc., and if the amounts due under such Independent Contractor Agreement consist of the service fee paid to Mr. Kessler, and revise your disclosure accordingly.

Principal Stockholders, page 121

30. Please disclose all individuals and entities who have direct or indirect beneficial ownership of your shares, For example, please disclose all natural persons who may be deemed to have voting and dispositive power over the shares held by Berkley Capital, LLC, not just those persons who are also members of your board of directors. Please see Item 403 of Regulation S-K.

Description of capital stock, page 124

31. Please disclose the number of holders of each class of stock. Please see Item 201(b) of Regulation S-K.

32. We note your disclosure that your certificate of incorporation will include a provision that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions involving the company. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the provision may discourage lawsuits or that courts in jurisdictions outside of Delaware will be unwilling to enforce the terms of the provision.

Change in Independent Accountant, page 141

33. Please revise your disclosure to clarify the date Squire and Company, PC was dismissed. Please ensure your disclosure regarding the period during which there were no disagreements with Squire and Company, PC includes the two most recent years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Please also ensure that you provide Squire and Company, PC the revised disclosure prior to filing a letter from them.

34. Please revise your disclosure regarding the period during which there were no consultations with PricewaterhouseCoopers LLP. This period should include the two most recent years and any subsequent interim period through the date of engagement on March 1, 2013. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Consolidated Financial Statements, page F-2

35. You disclose in Risk Factors on page 34 that you identified a material weakness in your financial reporting that caused the restatement of previously issued financial statements as of and for the year ended January 31, 2013. Please tell us what consideration you gave to providing the disclosures required by ASC 250-10-45-22 through 24.

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Business and Significant Accounting Policies, page F-8

36. We note your disclosure that you hold custodial assets in trust for individual account holders. You also disclose that as a non-bank custodian you partner with FDIC-insured bank partners to hold and invest your cash assets under management. Citing relevant accounting literature, please advise us of the basis for your accounting for assets under management.

37. We note you must maintain net worth greater than 2% of custodial funds held in trust at each year-end. Please disclose the amount of your net worth relative to the imposed requirement. Further, please expand your disclosure to the extent there are ramifications if the requirement is not met in addition to not being able to take on additional custodial assets.

Intangible assets, net, page F-10

38. We note your intangible assets are amortized typically on a straight-line basis. In light of the materiality of your member assets, please tell us your consideration of amortizing these assets under an accelerated method and explain how you determined amortization on straight-line basis is appropriate.

Revenue Recognition, page F-12

39. With reference to the specific authoritative accounting literature that you believe to be applicable, please tell us the basis in GAAP for your revenue recognition policies for your account fee revenue and revenue from investment advisory services. Please be sure to address your consideration of whether your contracts represent multiple element arrangements. Also tell us any other revenue recognition guidance that was considered but determined to be inapplicable and why.

40. Please clarify your disclosure to indicate, if true, card fee revenue is earned on the payment card provided by you. Further, please explain to us your liability or risk, if any, associated with payments made with your card where there are insufficient funds and how you account for losses associated with the use of your payment cards.

Note 4. Intangible Assets and Goodwill, page F-17

41. Please tell us the nature of the acquired intangible member assets and what makes up this balance. Please also disclose your accounting policy for these assets, citing the applicable guidance used.

Note 11. Stock Options, page F-30

Stock-based Compensation, page F-30

42. To the extent there are significant grants and changes in fair value occurring after the most recent interim period and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, please explain the factors contributing to significant changes in the fair values of the underlying stock during this period. Please also relate these factors to changes in assumptions used to determine fair value.

Item 16. Exhibits and Financial Statement Schedules, page II-3

43. Please file all required exhibits, including but not limited to Exhibit 5.1, the legal opinion of Willkie Farr & Gallagher LLP, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Item 17. Undertakings, page II-5

44. Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222, Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Gordon Caplan